                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. four )*

                                   GIGATRONICS
--------------------------------------------------------------------------------
                                 Name of Issuer



                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    375175106
--------------------------------------------------------------------------------
                                  CUSIP Number


               ROBERT C. GREENWOOD  ROBERTSON, STEPHENS & COMPANY
           555 CALIFORNIA STREET, SUITE 2600, SAN FRANCISCO, CA  94104
                                 (415) 781-9700
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications


                               SEPTEMBER 28, 1996
--------------------------------------------------------------------------------
              Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   [ ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             Cusip No. 375175106
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
        CUSIP NO. 375175106
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Robertson Stephens Orphan Fund
        Tax I.D. 94-3108651
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF          0
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER
     OWNED            249,672
    BY EACH      ---------------------------------------------------------------
   REPORTING     9    SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER
                      249,672
                 ---------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        249,672
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
        7.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IV
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                             Cusip No. 375175106
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
        CUSIP NO. 375175106
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bayview Investors, LTD.
        Tax I.D. 94-3108651
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF          0
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER
     OWNED            249,672 (includes shares held of record by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens & Co.
                      Investment Management, L.P. and Bayview Investors, Ltd.
                      are the General Partners. See Item 5.)
    BY EACH
                 ---------------------------------------------------------------
   REPORTING     9    SOLE DISPOSITIVE POWER
                      0
                 ---------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER
                      249,672
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        249,672
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
        7.4%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IV
--------------------------------------------------------------------------------

                                                             Cusip No. 375175106
--------------------------------------------------------------------------------
                                     SCHEDULE 13D
--------------------------------------------------------------------------------
                  CUSIP NO. 375175106
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Robertson Stephens Orphan Offshore Fund
        Tax I.D.
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF          0
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER
     OWNED            27,000
    BY EACH      ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
   REPORTING          0
                 ---------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER
                      27,000
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        27,000
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
        .8%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IV
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                             Cusip No. 375175106
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
        CUSIP NO. 375175106
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robertson, Stephens & Company Investment Management L.P.
        Tax I.D. 94-3181687
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO (Working Capital of Purchasing Funds)  See Item 2.
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF          0
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER
     OWNED            276,672 includes shares held of record by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens & Co.
                      Investment Management, L.P. and Bayview Investors, Ltd.
                      are the General Partners. Includes shares held of record
                      by The Robertson Stephens Orphan Offshore Fund of which
                      Robertson, Stephens & Co. Investment Management, L.P. is
                      the General Partner.  See Item 5.)
    BY EACH      ---------------------------------------------------------------
                 9    SOLE DISPOSITIVE POWER
   REPORTING          0
--------------------------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER
                      276,672
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        276,672
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
        8.2%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

Cusip No. 375175106                                                 page 7 of 21
--------------------------------------------------------------------------------
                                     SCHEDULE 13D
--------------------------------------------------------------------------------
        CUSIP NO. 375175106
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robertson, Stephens & Company, Incorporated
        Tax I.D. 94-3172874     See Exhibit A for a list of Executive Officers
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO (Working Capital of Purchasing Funds)  See Item 2.
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF          0
    SHARES       ---------------------------------------------------------------
   BENEFICIALLY   8   SHARED VOTING POWER
     OWNED            276,672 includes shares held of record by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens & Co.
                      Investment Management, L.P. and Bayview Investors, Ltd.
                      are the General Partners. Includes shares held of record
                      by The Robertson Stephens Orphan Offshore Fund of which
                      Robertson, Stephens & Co. Investment Management, L.P. is
                      the General Partner.  See Item 5.)
                 ---------------------------------------------------------------
    BY EACH      9    SOLE DISPOSITIVE POWER
   REPORTING          0
                 ---------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER
                      276,672
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        276,672
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
        8.2%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------

Cusip No. 375175106                                                 page 8 of 21
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
       CUSIP NO. 375175106
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Paul Stephens
        Tax I.D. ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        WC & PF
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER
     OWNED            276,672 includes shares held of record by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens & Co.
                      Investment Management, L.P. and Bayview Investors, Ltd.
                      are the General Partners. Includes shares held of record
                      by The Robertson Stephens Orphan Offshore Fund of which
                      Robertson, Stephens & Co. Investment Management, L.P. is
                      the General Partner.  See Item 5.)
    BY EACH      ---------------------------------------------------------------
   REPORTING     9    SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER
                      276,672
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        276,672
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
        8.2%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

Cusip No. 375175106                                                 page 9 of 21
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
        CUSIP NO. 375175106
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sanford Robertson
        Tax I.D. ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO (Working Capital of Purchasing Funds) See Item 2.
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER

    OWNED             276,672 includes shares held of record by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens & Co.
                      Investment Management, L.P. and Bayview Investors, Ltd.
                      are the General Partners. Includes shares held of record
                      by The Robertson Stephens Orphan Offshore Fund of which
                      Robertson, Stephens & Co. Investment Management, L.P. is
                      the General Partner.  See Item 5.)
                 ---------------------------------------------------------------
    BY EACH      9    SOLE DISPOSITIVE POWER
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      276,672
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        276,672
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
        8.2%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

Cusip No. 375175106                                                page 10 of 21
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
        CUSIP NO. 375175106

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Michael G. McCaffery
        Tax I.D. ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO (Working Capital of Purchasing Funds) See Item 2.
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER

     OWNED            276,672 includes shares held of record by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens & Co.
                      Investment Management, L.P. and Bayview Investors, Ltd.
                      are the General Partners. Includes shares held of record
                      by The Robertson Stephens Orphan Offshore Fund of which
                      Robertson, Stephens & Co. Investment Management, L.P. is
                      the General Partner.  See Item 5.)
                 ---------------------------------------------------------------
    BY EACH      9    SOLE DISPOSITIVE POWER
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      276,672
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        276,672
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
         8.2%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

Cusip No. 375175106                                                page 11 of 21
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
        CUSIP NO. 375175106
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        G. Randy Hecht
        Tax I.D. ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO (Working Capital of Purchasing Funds) See Item 2.
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        CALIFORNIA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF
   SHARES        ---------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER

     OWNED            276,672 includes shares held of record by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens & Co.
                      Investment Management, L.P. and Bayview Investors, Ltd.
                      are the General Partners. Includes shares held of record
                      by The Robertson Stephens Orphan Offshore Fund of which
                      Robertson, Stephens & Co. Investment Management, L.P. is
                      the General Partner.  See Item 5.)
                 ---------------------------------------------------------------
    BY EACH      9    SOLE DISPOSITIVE POWER
   REPORTING
                 ---------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      276,672
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        276,672
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
        8.2%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------

Cusip No. 375175106                                                page 12 of 21
--------------------------------------------------------------------------------
                                  SCHEDULE 13D
--------------------------------------------------------------------------------
        CUSIP NO. 375175106
--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Kenneth R. Fitzsimmons
        Tax I.D. ###-##-####
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)/ /

                                                                      (b)/X/
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*

        OO
        (Working Capital of Purchasing Funds) See Item 2.
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                           / /
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
--------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
   NUMBER OF
    SHARES       ---------------------------------------------------------------
  BENEFICIALLY   8    SHARED VOTING POWER

     OWNED            276,672 includes shares held of record by The Robertson
                      Stephens Orphan Fund of which Robertson, Stephens & Co.
                      Investment Management, L.P. and Bayview Investors, Ltd.
                      are the General Partners. Includes shares held of record
                      by The Robertson Stephens Orphan Offshore Fund of which
                      Robertson, Stephens & Co. Investment Management, L.P. is
                      the General Partner.  See Item 5.)
    BY EACH      ---------------------------------------------------------------
   REPORTING     9    SOLE DISPOSITIVE POWER

                 ---------------------------------------------------------------
  PERSON WITH    10   SHARED DISPOSITIVE POWER

                      276,672
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        276,672
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENT BY AMOUNT IN ROW (11)
        8.2%
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON*
        IN
--------------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,

Cusip No. 375175106                                                page 13 of 21

ITEM 1.    SECURITY AND ISSUER.

           This Schedule 13D is filed with respect to the Common Stock of Giga-Tronics, Inc. (The "Company").

ITEM 2:    IDENTITY AND BACKGROUND.

           The Schedule 13D is filed on behalf of The Robertson Stephens Orphan Fund, Robertson, Stephens & Company Investment Management, L.P. ("RS&Co.,L.P."), Bayview Investors, Ltd. ("Bayview"), The Robertson Stephens Orphan Offshore Fund, Robertson, Stephens & Company, Inc. ("RS&Co., Inc."), and RS&Co., Inc.'s five shareholders, Messrs. Sanford R. Robertson, Paul H. Stephens, Michael G. McCaffery, G. Randy Hecht, and Kenneth R. Fitzsimmons. The purchase of the Company's shares giving rise to this 13D was made by two investment funds, The Robertson Stephens Orphan Fund and The Robertson Stephens Orphan Offshore Fund. The shares outstanding of the Company increased therefore giving rise to this amendment.


           This Schedule 13D relates to the direct beneficial ownership in the shares of the Company by the Funds, and the indirect beneficial ownership of RS&Co., L.P., Bayview, and RS&Co., Inc. in the shares of the Company held by the Funds. Messrs. Robertson, Stephens, McCaffery, Hecht and Fitzsimmons disclaim any beneficial ownership with respect to shares of the Company that RS&Co., Inc. may be deemed to be beneficially own, are included in this Schedule 13D for protective disclosure purposes only, and shall not be deemed by their inclusion in this Schedule 13D to have made any admission that any such person has any beneficial interest in such shares.

           Set forth below is the following information with respect to the persons signing this Schedule 13D: name; place of organization; address of principal business and office; principal business; information concerning criminal convictions during the past five years; and information concerning civil or administrative proceedings during the past five years with respect to any state or federal securities laws.


I.    (a)  The Robertson Stephens Orphan Fund, L.P., is a California limited partnership. Robertson Stephens & Co. Investment Management L.P. and Bayview Investors LTD. are the General Partners.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c)  Limited Partnership

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

II.   (a)  The Robertson Stephens Orphan Offshore Fund is a Cayman Islands
           limited partnership. Robertson, Stephens & Co Investment Management L.P. is the General Partner.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

Cusip No. 375175106                                                page 14 of 21

      (c)  Limited Partnership

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

III.  (a)  Bayview Investors LTD., is a California limited partnership.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c)  Limited Partnership

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

IV.   (a)  Robertson, Stephens & Company, Incorporated, is a California
           Corporation. Robertson, Stephens & Company, Incorporated is the General Partner of Robertson, Stephens & Company Investment Management, L.P.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c)  Corporation, Investment Banking.

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

V.    (a)  Paul H. Stephens.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c) Paul H. Stephens is Managing Director and Chief Investment Officer, and a shareholder, of Robertson, Stephens & Company, Incorporated.

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

VI.   (a)  Sanford R. Robertson.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

Cusip No. 375175106                                                page 15 of 21

      (c) Sanford R. Robertson is the Chairman of and a shareholder of Robertson, Stephens & Company, Incorporated.

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

VII.  (a)  Michael G. McCaffery.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c) Michael G. McCaffery is the President and Chief Executive Officer, and a shareholder, of Robertson, Stephens & Company, Incorporated.

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c)  Limited Partnership

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

VIII. (a)  G. Randy Hecht.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c) G. Randy Hecht is the Executive Vice President, Chief Operating Officer, and shareholder of Robertson, Stephens & Company, Incorporated.

      (d)  No convictions in criminal proceedings.

      (e)  No civil or administrative proceedings.

IX.   (a)  Kenneth R. Fitzsimmons.

      (b)  555 California Street, Suite 2600
           San Francisco, CA  94104

      (c) Kenneth R. Fitzsimmons is the Managing Director, Director of Capital Markets, and shareholder of Robertson, Stephens & Company, Incorporated.

      (d)  No convictions in criminal proceedings.

Cusip No. 375175106                                                page 16 of 21

      (e)  No civil or administrative proceedings.

ITEM 3:    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

           The securities with respect to which this Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners and shareholders.

ITEM 4:    PURPOSE OF TRANSACTION:

           The securities with respect to which this Schedule 13D is filed were purchased by the Funds in the ordinary course of investment and not with the intention nor effect of changing or influencing control of the Issuer. The reporting persons may sell all or part or acquire additional securities of the Issuer depending on market conditions and other economic factors.

ITEM 5:    INTEREST IN SECURITIES OF THE ISSUER.

           (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

                                                                No. of Shares
      Name of                                                    Beneficially     Percentage of
      Beneficial Owner                                                  Owned          Class(1)
      -----------------------------------------------------------------------------------------
      The Robertson Stephens Orphan Fund                              249,672 (2)           7.4%
      The Robertson Stephens Orphan Offshore Fund                      27,000 (3)            .8%
      Robertson Stephens & Co Investment Management L.P.              276,672 (4)           8.2%
      Bayview Investors LTD                                           276,672 (5)           7.4%
      Robertson Stephens & Co. Incorporated                           276,672 (6)           8.2%
      Paul H. Stephens                                                276,672 (7)           8.2%
      Sanford R. Robertson                                            276,672 (8)           8.2%
      Michael G. McCaffery                                            276,672 (9)           8.2%
      G. Randy Hecht                                                  276,672(10)           8.2%
      Kenneth R. Fitzsimmons                                          276,672(11)           8.2%


(1) All percentages in this table are based, pursuant to Rule 13D-1(e) of the Securities Exchange Act of 1934, as amended, on 3,369,000 shares of Common Stock of the Issuer outstanding as of September 28, 1996.

(2)   The Robertson Stephens Orphan Fund is a California limited partnership.

(3)   The Orphan Offshore Fund is a Cayman Islands limited partnership.

(4) Robertson, Stephens & Co. Investment Management L.P., a California Limited Partnership, as General Partner of The Robertson Stephens Orphan Fund and the Orphan Offshore Fund, and is deemed to have shared dispositive power over 276,672 shares of the Company.

Cusip No. 375175106                                                page 17 of 21

(7) Bayview Investors, Ltd. is a California Limited Partnership, and as General Partner of The Robertson Stephens Orphan Fund and is deemed to have shared dispositive power over 276,672 shares of the Company.

(8) Robertson, Stephens & Company, Inc., a California Corporation, is the General Partner of Robertson, Stephens & Company Investment Management L.P., and as such is deemed to have shared dispositive power over 276,672 shares of the Company.

(9) Paul H. Stephens is the Chief Investment Officer of RS&Co., Inc. and as such may be deemed to have shared voting power over 276,672 shares of the Company held by the Funds. He is also a shareholder of Robertson, Stephens & Company Inc.

(10) Sanford R. Robertson is Chairman and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 276,672 shares of the Company held by the Funds.

(11) Michael G. McCaffery is President and Chief Executive Officer and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 276,672 shares of the Company held by the Funds.

(12) G. Randy Hecht is Executive Vice President, Chief Operating Officer and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 276,672 shares of the Company held by the Funds.

(13) Kenneth R. Fitzsimmons is the Managing Director, Director of Capital Markets and a shareholder of Robertson, Stephens & Company Inc. and as such may be deemed to have shared voting power over 276,672 shares of the Company held by the Funds.


      (c) The following is a list of transactions by the filing parties in the last 60 days.


             Entity         Date      Shares       Price         Transaction
             ------         ----      ------       -----         -----------
             Orphan        2/4/97       3000       8.375      open mkt purchase
            Offshore
             Orphan        1/28/97      2000       8.375      open mkt purchase
            Offshore
             Orphan        1/27/97      5000        8.5       open mkt purchase
            Offshore
             Orphan       12/27/97      3900        8.5       open mkt purchase
            Offshore



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Cusip No. 375175106                                                page 18 of 21

           Please refer to Item 5.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           The following exhibits are filed herewith:

           Exhibit A  - Agreement of Joint Filing

Cusip No. 375175106                                                page 19 of 21

ITEM 8.    SIGNATURE PAGE.

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     2/12/97

           THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED
           PARTNERSHIP.
           By  Robertson, Stephens & Company, L.P.
           By  Robertson, Stephens & Company, Incorporated

           By: Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

           BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP. By Robertson, Stephens & Company, L.P.
           By  Robertson, Stephens & Company, Incorporated

           By: Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

           ROBERTSON, STEPHENS & COMPANY, L.P., A CALIFORNIA LIMITED
           PARTNERSHIP.
           By  Robertson, Stephens & Company, Incorporated

           By: Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer


           ROBERTSON, STEPHENS & COMPANY, INCORPORATED

           By: Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer




               Paul H. Stephens*
               -----------------
               Paul H. Stephens

               Sanford R. Robertson*
               ---------------------
               Sanford R. Robertson

Cusip No. 375175106                                                page 20 of 21

               Michael G. McCaffery*
               ---------------------
               Michael G. McCaffery

               G. Randy Hecht*
               ---------------
               G. Randy Hecht

               Kenneth R. Fitzsimmons*
               -----------------------
               Kenneth R. Fitzsimmons




      *By: /s/ Robert C. Greenwood
           -----------------------------
           Robert C. Greenwood
           Pursuant to Power of Attorney
           Previously Filed

Cusip No. 375175106                                                page 21 of 21

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

     The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1(f)(1) of the Act of the Statement dated January 31, 1997 containing the information required by Schedule 13D, for the Common Stock of GigaTronics held by The Robertson Stephens Orphan Fund, Bayview Investors, Ltd., Robertson, Stephens & Company, Investment Management L.P., and Robertson, Stephens & Company, Incorporated.

Dated:    January 31, 1997


          THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED PARTNERSHIP.
          By   Robertson, Stephens & Company, L.P.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          THE ROBERTSON STEPHENS ORPHAN OFFSHORE FUND, A CAYMAN ISLANDS LIMITED PARTNERSHIP.
          By   Robertson, Stephens & Company, L.P.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP.
          By   Robertson, Stephens & Company, L.P.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

          ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP.
          By   Robertson, Stephens & Company, Incorporated

          By:  Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

Cusip No. 375175106                                                page 22 of 21

          ROBERTSON, STEPHENS & COMPANY, INCORPORATED

          By:  Paul H. Stephens*
               -----------------
               Paul H. Stephens
               Managing Director and Chief Investment Officer

               Paul H. Stephens*
               -----------------
               Paul H. Stephens

               Sanford R. Robertson*
               ---------------------
               Sanford R. Robertson

               Michael G. McCaffery*
               ---------------------
               Michael G. McCaffery

               G. Randy Hecht*
               ---------------
               G. Randy Hecht

               Kenneth R. Fitzsimmons*
               -----------------------
               Kenneth R. Fitzsimmons





     *By  /s/ Robert C. Greenwood
          -----------------------------
          Robert C. Greenwood
          Pursuant to Power of Attorney
          Previously Filed